
October 12, 2018

Evan Levine
Chief Executive Officer
Probility Media Corporation
1517 San Jacinto Street
Houston, Texas 77002

      Re: Probility Media Corporation
          Preliminary Information Statement on Schedule 14C
          Filed September 28, 2018
          File No. 000-55074

Dear Mr. Levine:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Telecommunications

cc: Steven Plumb